

02022410

ITED STATES
) EXCHANGE COMMISSION
igton, D.C. 20549

UF 6-7-02

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC ... RECEIVED ... PROCESSING

JUN 0 5 2002

WASH ... TION

SEC FILE NUMBER
8-   26708

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exhange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING____*April 1, 2001*____AND ENDING____*March 31, 2002*____
     MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
   Wells Company, Inc.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
FIRM I.D. NO.

   523 Benfield Road
                              (No. and Street)

Severna Park, Maryland   21146
   (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
   Dennis C. Wells   *(410) 544-2300*
                                             (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

   Klosterman & Associates, P.A.
                    (Name – *if individual, state last, first, middle name*)

436 Benfield Road   *Severna PArk, Maryland*   *21146*
   (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

   ☒ Certified Public Accountant
   ☐ Public Accountant
   ☐ Accountant not resident in United States or any of its possessions.

PROCESSED

P   JUN 1 9 2002

FOR OFFICIAL USE ONLY

~~THOMSON~~
~~FINANCIAL~~

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (05-01)   **Persons who respond to the collection of Information contained
in this form are not required to respond unless the form displays
a currently valid OMB control number.**

OATH OR AFFIRMATION

I, _Dennis C. Wells_ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _Wells Company, Inc._ , as of _March 31_ , 20 _02_ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Dennis C. Wells
Signature

President
Title

Notary Public

This report ** contains (check all applicable boxes):

☒ (a) Facing Page.
☒ (b) Statement of Financial Condition.
☒ (c) Statement of Income (Loss).
☒ (d) Statement of Changes in Financial Condition.
☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☒ (g) Computation of Net Capital.
☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☒ (l) An Oath or Affirmation.
☐ (m) A copy of the SIPC Supplemental Report.
☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WELLS COMPANY, INC.

Report on Examination of Financial Statements
March 31, 2002

KLOSTERMAN & ASSOCIATES
Certified Public Accountants

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANT

_____

To the Stockholder's
and Board of Directors of
Wells Company, Inc.

We have audited the accompanying balance sheet of Wells Company, Inc. as of March 31, 2002, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Wells Company, Inc. as of March 31, 2002, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

Also, we have examined the supporting schedules on pages 8 - 10, and in our opinion, they present fairly the information included therein, in conformity with the rules of the Securities and Exchange Commission.

Klosterman & Associates

May 15, 2002
Severna Park, Maryland

WELLS COMPANY, INC.
STATEMENT OF FINANCIAL CONDITION
March 31, 2002

ASSETS

Current Assets	
Cash	$ 1,658
Accounts receivable - trade	11,279
Investments, at cost which approximates market	53,949
Total current assets	66,886
Furniture and fixtures, at cost less accumulated depreciation ($13,292)	-
Total assets	$ 66,886

Liabilities

Current Liabilities	
Accounts payable	$ 352
Accrued expenses	4,313
Deferred income taxes	2,840
Total current liabilities	7,505

STOCKHOLDER'S EQUITY

Common stock, $.10 par value, authorized 100,000 shares, issued and outstanding 50,000 shares	5,000
Additional paid-in capital	23,000
Retained earnings	31,381
Total stockholder's equity	59,381
Total liabilities and stockholder's equity	$ 66,886

See accompanying notes.

WELLS COMPANY, INC.
STATEMENT OF INCOME
For the year ended March 31, 2002

Revenues
   Direct sales commission and fees $ 95,821
   Other income   39,204
            135,025

Expenses	
Salaries and wages	102,626
Registration fees	2,752
Travel and entertainment	2,310
Payroll taxes	8,160
Insurance expense	9,228
Rent expense	1,667
Legal and accounting	2,200
Telephone expense	1,745
Dues and subscriptions	130
Outside services	4,158
Office expense	1,459
Advertising expense	15
Profit sharing expense	4,313
Repairs and maintenance	-
Miscellaneous expense	295
Depreciation expense	-
	141,058

Loss from operations   (6,033)

Other income and expense
   Interest income   1,706
   Interest expense   -
            1,706
Loss before federal and state income taxes   (4,327)

Federal and state income taxes
   Current   -
   Deferred   -
            -

Net Loss $ (4,327)

Loss per share $ (.09)

See accompanying notes.
-3-

WELLS COMPANY, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
for the year ended March 31, 2002

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total Stockholder's Equity
Balance March 31, 2001	$ 5,000	$ 23,000	$ 35,708	$ 63,708
Net Loss	-	-	(4,327)	(4,327)
Balance March 31, 2002	$ 5,000	$ 23,000	$ 31,381	$ 59,381

WELLS COMPANY, INC.
STATEMENT OF CASH FLOWS
for the year ended March 31, 2002

Cash Flows From Operating Activities

Cash receipts from operations	$ 138,923
Interest income	1,706
Cash received from operating activities	140,629
Cash paid for operating expenses	153,776
Cash paid for interest expense	-
Cash paid for taxes	-
Total cash paid for operating activities	153,776
Net cash from operating activities	(13,147)

Cash Flows From Investing Activities

Investments purchased	(1,520)
Investments redeemed	14,510
Net cash flow from investing activities	12,990

Cash Flows From Financing Activities

Payment on notes	-
Net cash flow from financing activities	-
Net decrease in cash	$ (157)

WELLS COMPANY, INC.
NOTES TO FINANCIAL STATEMENTS
March 31, 2002

1. Summary of Accounting Policies

   Depreciation - For financial and income tax reporting purposes, depreciation is recorded on the accelerated method at rates considered adequate to amortize the cost of the respective assets over their estimated useful lives.

   Accounts Receivable - Bad debts are accounted for under the direct write-off method.

   Income Taxes - Deferred income taxes are provided on timing differences between financial and taxable income, and result principally from the use of the cash basis of accounting to recognize revenues and expenses for tax reporting purposes.

   Cash - The Company considers all short-term investments with an original maturity of three months or less to be cash equivalents.

   Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those amounts.

2. The Company

   Wells Company, Inc. ("Company"), was incorporated under the laws of the State of Maryland on August 11, 1981. The Company was formed to engage in a general securities business as a broker/dealer.

3. Investments

   Investments at March 31, 2002 comprised the following:

   Money Market funds $ 53,949
                                         ======

4. Exemption Provision Under Rule 15c3-3

   The Company qualifies for the exemption permitted under paragraph K(2)(a) of the Securities and Exchange Commission rule 15c3-3.

5. Net Capital Requirements

   Pursuant to the net capital provisions of the Securities and Exchange Commission, the Company is required to maintain net capital of not less than $5,000 and aggregate indebtedness shall not exceed 15 times net capital. At March 31, 2002, the Company's net capital of $47,265 exceeded the capital requirement of $5,000 by $42,265. The Company's net capital ratio was 1.59 to 1.

6. Earnings Per Share

   Earnings per share is based upon the weighted average number of shares outstanding during the period.

7. Profit Sharing Plan

   The Company has a profit sharing plan ("The Plan") which is qualified as an employee benefit plan under applicable sections of the Internal Revenue Code. All employees of the Company are eligible for coverage under the terms of the Plan. Contributions to the Plan are at the discretion of the Board of Directors.

8. Lease Commitments

   Total rental expense included in the financial statements for the year 2002 amounted to $1,667.

   Operating Leases

   The Company has entered into a non-capitalized real property lease beginning August 1, 1996 at a monthly rental of $540. The lease is currently month-to-month. A portion of the monthly rent is paid by a related corporation.

WELLS COMPANY, INC.
COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL
IN ACCORDANCE WITH RULE 15C3-1 UNDER THE
SECURITIES EXCHANGE ACT OF 1934
as of March 31, 2002

1.	Total ownership equity from Statement of Financial Condition	$ 59,381
2.	Deduct: Ownership equity not allowable for net Capital	-
3.	Total ownership equity qualified for net capital	59,381
4.	Add: A. Liabilities subordinated to claims of general creditors allowable in compu-tation of net capital	-
	B. Other (deductions) or allowable credits deferred income tax	-
5.	Total capital and allowable subordinated liabilities	59,381
6.	Deductions and/or charges: A. Total non-allowable assets from Statement of Financial Condition	11,279
	B. Secured demand note deficiency	-
	C. Commodity futures contracts and spot commodities-proprietary capital charges	
	D. Other deductions and/or charges	-
7.	Other additions and/or allowable credits (lists)	-
8.	Net capital before haircuts on securities position	48,102
9.	Haircuts on securities: A. Contractual securities commitments	-
	B. Subordinated securities borrowings	-
	C. Trading and investment securities:	
	1. Exempted securities	-
	2. Debt securities	-
	3. Options	-
	4. Other securities	-
	D. Undue concentration	837
	E. Other	-
10.	Net Capital	$ 47,265

WELLS COMPANY, INC.
COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL
IN ACCORDANCE WITH RULE 15c3-1 UNDER THE
SECURITIES EXCHANGE ACT OF 1934
<u>as of March 31, 2002</u>

<u>Computation of Basic Net Capital Requirement</u>

11.	Minimum net capital required (6 2/3% of line 19)	$<u> 500</u>
12.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries	<u>5,000</u>
13.	Net capital requirement	<u>5,000</u>
14.	Excess net capital (line 10 less line 13)	<u>42,265</u>
15.	Excess of net capital at 1000% (line 10 less 10% of line 19)	<u>46,514</u>

<u>Computation of Aggregate Indebtedness</u>

16.	Total aggregate indebtedness liabilities from Statement of Financial Condition	7,505
17.	Add:	
	A. Drafts for immediate credit	-
	B. Market value of securities borrowed for which no equivalent value is paid or credited	-
	C. Other unrecorded amounts	<u>-</u>
19.	Total aggregate indebtedness	<u>7,505</u>
20.	Percentage of aggregate indebtedness to net capital (line 19 ÷ line 10)	15.88%
21.	Percentage of debt to debt-equity computed in accordance with rule 15c3-1d	12.64%

WELLS COMPANY, INC.
COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL
IN ACCORDANCE WITH RULE 15c3-1 UNDER THE
SECURITIES EXCHANGE ACT OF 1934
Continued
<u>as of March 31, 2002</u>

<u>Statement Pursuant to Paragraph (d) (4) of Rule 17a-5</u>

Differences between this computation of net capital and the corresponding computation prepared by Wells Company, Inc. and included in the Company's unaudited Part II FOCUS Report filing as of the same date, consisted of the following:

Net capital per this computation	$ 47,265
Difference due to audit adjustments	-
Net capital per the Company's Part IIA FOCUS Report	$ <u>47,265</u>

Management Letter

KLOSTERMAN & ASSOCIATES
Certified Public Accountants

Mr. Dennis C. Wells, President
Wells Company, Inc.
523 Benfield Road
Severna Park, Maryland 21146

Dear Mr. Wells:

We have examined the financial statements of Wells Company, Inc. for the year ended March 31, 2002, and have issued our report thereon dated May 15, 2002. As part of our examination, we made a study and evaluation of the Company's system of internal accounting control to the extent we considered necessary to evaluate the system as required by generally accepted auditing standards. The purpose of our study and evaluation was to determine the nature, timing, and extent of the auditing procedures necessary for expressing an opinion on the Company's financial statements. Our study and evaluation was more limited than would be necessary to express an opinion on the system of internal accounting control taken as a whole.

The management of Wells Company, Inc. is responsible for establishing and maintaining a system of internal accounting control. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of control procedures. The objectives of a system are to provide management with reasonable, but not absolute, assurance that assets are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles.

Because of inherent limitations in any system of internal accounting control, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of the system to future periods is subject to the risk that procedures may become inadequate because of changes in conditions or that the degree or compliance with the procedures may deteriorate.

Our study and evaluation made for the limited purpose described in the first paragraph would not necessarily disclose all material weaknesses in the system. Accordingly, we do not express an opinion on the system of internal accounting control of Wells Company, Inc. taken as a whole. However, our study and evaluation disclosed no condition that we believed to be a material weakness.

This report is intended solely for the use of management and the Securities and Exchange Commission and should not be used for any other purpose.

Klosterman & Associates

Severna Park, Maryland
May 15, 2002